SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
__________________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2

Furiex Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

36106P101
(CUSIP Number)

April 19, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36106P101

1.	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Invus Public Equities, L.P. 98-0420215
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 575,000
	7.	SOLE DISPOSITIVE VOTING POWER 0
	8.	SHARED DISPOSITIVE VOTING POWER 575,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 575,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.82%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 36106P101

1.	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Invus Public Equities Advisors, L.L.C. 98-0420201
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 575,000
	7.	SOLE DISPOSITIVE VOTING POWER 0
	8.	SHARED DISPOSITIVE VOTING POWER 575,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 575,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.82%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 36106P101

1.	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ulys, L.L.C. 83-0359139
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 575,000
	7.	SOLE DISPOSITIVE VOTING POWER 0
	8.	SHARED DISPOSITIVE VOTING POWER 575,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 575,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.82%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 36106P101

1.	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Raymond Debbane
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 575,000
	7.	SOLE DISPOSITIVE VOTING POWER 0
	8.	SHARED DISPOSITIVE VOTING POWER 575,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 575,000
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.82%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1(a).	Name of Issuer: Furiex Pharmaceuticals, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices: 3900 Paramount Parkway, Suite 150 Morrisville, North Carolina 27560

Item 2(a).	Name of Person Filing: Invus Public Equities, L.P. Invus Public Equities Advisors, L.L.C. Ulys, L.L.C. Raymond Debbane

Item 2(b).	Address of Principal Business Office or, if None, Residence: The business address for each reporting person is: 750 Lexington Avenue 30th Floor New York, New York 10022

Item 2(c).	Citizenship:

Invus Public Equities, L.P. is a limited partnership organized under the laws of Bermuda

Invus Public Equities Advisors, L.L.C. is a limited liability company organized under the laws of the State of Delaware

Ulys, L.L.C. is a limited liability company organized under the laws of the State of Delaware

Raymond Debbane is a citizen of Panama

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number: 36106P101

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not Applicable.

Item 4.	Ownership:

(a)	Amount beneficially owned:

Invus Public Equities, L.P. – 575,000
Invus Public Equities Advisors, L.L.C. – 575,000
Ulys, L.L.C. – 575,000
Raymond Debbane – 575,000

(b)	Percent of class:

Invus Public Equities, L.P. – 5.82%
Invus Public Equities Advisors, L.L.C. – 5.82%
Ulys, L.L.C. – 5.82%
Raymond Debbane – 5.82%

(c)	Number of shares as to which such person has:

(i)  Sole power to vote or to direct the vote:

Invus Public Equities, L.P. – 0
Invus Public Equities Advisors, L.L.C. – 0
Ulys, L.L.C. – 0
Raymond Debbane – 0

(ii)  Shared power to vote or to direct the vote:

Invus Public Equities, L.P. – 575,000
Invus Public Equities Advisors, L.L.C. – 575,000
Ulys, L.L.C. – 575,000
Raymond Debbane – 575,000

(iii)  Sole power to dispose or to direct the disposition of:

Invus Public Equities, L.P. – 0
Invus Public Equities Advisors, L.L.C. – 0
Ulys, L.L.C. – 0
Raymond Debbane – 0

(iv)  Shared power to dispose or to direct the disposition of:

Invus Public Equities, L.P. – 575,000
Invus Public Equities Advisors, L.L.C. – 575,000
Ulys, L.L.C. – 575,000
Raymond Debbane – 575,000
Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of a class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. Not Applicable.

Item 8.	Identification and Classification of Members of the Group. Not Applicable.

Item 9.	Notice of Dissolution of Group. Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 26, 2011

INVUS PUBLIC EQUITIES, L.P.

By:	Invus Public Equities Advisors, L.L.C.,
As General Partner

By:	/s/ Raymond Debbane
Raymond Debbane, President

INVUS PUBLIC EQUITIES ADVISORS, L.L.C.

By:	/s/ Raymond Debbane
Raymond Debbane, President

ULYS, L.L.C.

By:	/s/ Raymond Debbane
Raymond Debbane, President

RAYMOND DEBBANE

By:	/s/ Raymond Debbane
Raymond Debbane

EXHIBIT A

JOINT FILING AGREEMENT

JOINT FILING AGREEMENT, dated as of the 26th day of April 2011, among INVUS PUBLIC EQUITIES, L.P.; INVUS PUBLIC EQUITIES ADVISORS, L.L.C.; ULYS, L.L.C.; AND RAYMOND DEBBANE (COLLECTIVELY, THE “JOINT FILERS”).

WHEREAS, pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the parties hereto desire to satisfy any filing obligation under Section 13(g) of the Exchange Act by a single joint filing;

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the Joint Filers hereby agree and represent as follows:

1. The Schedule 13G with respect to the Common Stock, par value $0.001 per share, of Furiex Pharmaceuticals, Inc. (to which this Joint Filing Agreement is an exhibit) is filed on behalf of each of the Joint Filers.

2. Each of the Joint Filers is eligible to use Schedule 13G for the filing of information therein.

3. Each of the Joint Filers is responsible for the timely filing of Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein, provided that each such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, each of the undersigned has caused this Joint Filing Agreement to be duly executed and delivered as of the date first above written.

INVUS PUBLIC EQUITIES, L.P. By: Invus Public Equities Advisors, L.L.C. As General Partner By: /s/ Raymond Debbane Raymond Debbane, President	INVUS PUBLIC EQUITIES ADVISORS, L.L.C. By: /s/ Raymond Debbane Raymond Debbane, President
ULYS, L.L.C. By: /s/ Raymond Debbane Raymond Debbane, President	RAYMOND DEBBANE By: /s/ Raymond Debbane Raymond Debbane